UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Change in the Largest Shareholder of KB Financial Group Inc.

On January 27, 2010, KB Financial Group Inc. (“KB Financial Group”) reported that, as of January 22, 2010, its largest shareholder changed from the Korean
National Pension Service (which held 19,248,845 shares, representing a 4.98%
equity stake, as of January 22, 2010) to ING Bank N.V. (which held 19,401,044 shares, representing a 5.02% equity stake, as of December 31, 2009).

The above report is based on a notice received by KB Financial Group from the
Korean National Pension Service on January 27, 2010, which stated that as of
January 22, 2010, the Korean National Pension Service held 19,248,845 shares of
KB Financial Group common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: January 27, 2010	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO